

CAPITAL MARKETS

HAYWOOD

HAYWOOD SECURITIES (USA) INC

STATEMENT OF FINANCIAL CONDITION
(IN U.S. DOLLARS)

September 30, 2021

Report of independent registered public accounting firm

To the Stockholder and Board of Directors of
Haywood Securities (USA) Inc.

Opinion on the financial statement

We have audited the accompanying statement of financial condition of **Haywood Securities (USA) Inc.** [the "Company"] as of September 30, 2021, and the related notes [the "financial statement"]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

Vancouver, Canada
November 25, 2021

Chartered Professional Accountants

We have served as the Company's auditors since 2005.



STATEMENT OF FINANCIAL CONDITION

As of September 30

(expressed in U.S. dollars)

	2021
	$
ASSETS	
Cash *[note 6]*	3,484,028
Cash segregated under federal and other regulations *[note 6]*	109,329,396
Accounts receivable	76,172
Prepaid expenses	41,929
Income taxes recoverable *[note 11]*	155,237
Due from customers *[note 8]*	31,776
Due from brokers/dealers *[note 10]*	4,106,457
Deposits and amounts receivable from clearing broker *[note 7]*	94,593
Total assets	117,319,588
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	241,665
Due to customers *[note 8]*	110,810,747
Due to brokers/dealers *[notes 10]*	104,099
Due to Haywood Securities Inc., without interest or stated terms of repayment *[note 10]*	683,923
Deferred tax liabilities *[note 11]*	14,366
Total liabilities	111,854,800
Contingencies and commitments *[note 12]*	
Stockholder's equity	
Common stock *[note 9]*	100
Retained earnings	5,464,688
Total stockholder's equity	5,464,788
Total liabilities and stockholder's equity	117,319,588

See accompanying notes



Director

Haywood Securities (USA) Inc.

NOTES TO FINANCIAL STATEMENT
September 30, 2021
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company was incorporated under the laws of British Columbia, Canada on September 20, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada ["IIROC"].

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. For retail clients, the Company clears majority of its transactions through Hilltop Securities Inc. and self clears for retail clients where transactions cannot be processed through Hilltop Securities Inc. The Company self clears for all institutional business directly.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services. Commission revenue is recognized on a trade-date basis as the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment banking revenue consists of new issue and private placements revenue consisting of commissions earned on initial and secondary public offerings and private placements of securities. Revenue from commissions earned on initial and secondary public offerings and private placements of securities are recorded upon closing of the underlying transaction, which represents completion of the performance obligation as that is when the purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Research fee income consists of fee income earned by the Company for services performed in connection with research activities for institutional clients. Research fee income is recognized over time in line with the satisfaction of the performance obligation.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on client balances held at Hilltop Securities Inc. Interest is recognized on an accrual basis.



Fee income includes fees charged to clients for processing wires and legend removals. Revenue is recognized when wires and legend removals are processed which is when the performance obligation is satisfied.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of this financial statement in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Company's business has been impacted by the COVID-19 pandemic, which has created significant societal and economic disruption. The COVID-19 pandemic has had, and will continue to have, a broad impact across industries and the economy, including by affecting consumer confidence, global financial markets, regional and international travel, supply chain distribution of various products for many industries, government and private sector operations, the price of consumer goods, country-wide lockdowns in various regions of the world, and numerous other impacts on daily life and commerce. Additionally, the emergence of new variants have led governments around the world to continue to enact measures to combat the spread of COVID-19, including, but not limited to, the implementation of travel bans, border closings, mandated closure of non-essential services, self-imposed quarantine periods and social and physical distancing policies, which have contributed to the material disruption to businesses globally, resulting in a continued economic slowdown. The ever-changing and rapidly-evolving effects of COVID-19, the duration, extent and severity of which are currently unknown, on investors, businesses, the economy, society and the financial markets could, among other things, add volatility to the global stock markets, change interest rate environments, and increase delinquencies and defaults. As vaccination rates in Canada increase and the economy reopens at different paces across the country, the Company will continue to remain vigilant in its efforts to prevent the spread of COVID-19 and mitigate the impact of COVID-19 related risks to the Company. The COVID-19 virus and the measures to prevent its spread may continue to contribute to a higher level of uncertainty with respect to management's judgements and estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement and reporting date.



NOTES TO FINANCIAL STATEMENT
September 30, 2021
[Expressed in U.S. dollars]

Income taxes

The Company provides for income taxes and the related accounts under the asset and liability method.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when

management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statement is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.





[Expressed in U.S. dollars]

As at September 30, 2021, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. CHANGE IN ACCOUNTING POLICIES

ASU No. 2018-13, Fair Value Measurement – Disclosure Framework

In August 2018, the FASB issued ASE 2018-13, *Fair Value Measurement – Disclosure Framework.* The updated guidance improves the disclosure requirements related to fair value measurements. The updated guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company adopted this guidance effective October 1, 2020 and there was no impact on this financial statement.

ASU No. 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses.* The new standard replaces the existing incurred impairment loss methodology with a methodology that reflects the expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard is effective for fiscal years beginning after December 15, 2019. The Company has adopted this guidance effective October 1, 2020 and there was no material impact on this financial statement.

ASU No. 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, *Leases*, that will supersede previous lease accounting standards in US GAAP. The standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities. The Company adopted this guidance effective October 1, 2020 and there was no material impact on this financial statement.

4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is

permitted, including adoption in any interim period. The Company has conducted a preliminary review and assessed that the impact would be immaterial.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from carrying brokers, amounts due to/from HSI, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

As at September 30, 2021, the maximum exposure to credit risk relating to cash, restricted cash, amounts due to/from customers, amounts due to/from brokers/dealers, and other accounts receivable without consideration of collateral is represented by the carrying values on the Company's statement of financial condition.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net income as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	32,412	(32,412)



Haywood Securities (USA) Inc.

NOTES TO FINANCIAL STATEMENT
September 30, 2021
[Expressed in U.S. dollars]

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $109,329,396 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

| | 2021 |
	$
Cash	3,484,028
Restricted cash	109,329,396
	112,813,424

7. DEPOSITS AND AMOUNTS RECEIVABLE FROM CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Hilltop Securities, Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,768 as at September 30, 2021 and is recorded in deposits and amounts receivable from clearing broker on the statement of financial condition.

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions.

| | Receivable | Payable |
	$	$
Due from/to customers	31,776	110,810,747
Securities failed to deliver/receive	4,106,457	—
	4,138,233	110,810,747





[Expressed in U.S. dollars]

9. COMMON STOCK

	2021
	$
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares at par value	100

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in this financial statement are as follows:

[a] At September 30, 2021, amounts due to/from brokers/dealers represent amounts due to/from HSI for failed settlements on trades executed in the normal course of business.

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 30, 2021, deferred tax liability of $14,366 is recognized on taxable temporary differences relating to the timing of revenue recognition for tax purposes.

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2015. The Company does not have any unrecognized tax benefits as at September 30, 2021.

12. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Hilltop Securities Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2021, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $11,692. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.



[Expressed in U.S. dollars]

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2021 through to November 26, 2021, that being the date the financial statements were available to be issued. No issues or transactions have occurred in that period that would require recognition or disclosure in this financial statement of the Company.

14. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2021, the Company had net capital of $5,067,573 an excess of $4,725,163 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.